UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DST Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

233326107

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233326107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,543,486
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,543,486

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,543,486
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 233326107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,543,486
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,543,486

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 233326107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard C. Breeden
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,543,486
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,543,486

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,543,486
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) IN

Item 1	(a).	Name of Issuer

DST Systems, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

333 West 11th Street Kansas City, MO 64105

Item 2	(a).	Name of Person Filing:

Breeden Capital Management LLC Breeden Capital Partners LLC Richard C. Breeden

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

The address for each of Breeden Capital Management LLC, Breeden Capital Partners LLC and Richard C. Breeden is 100 Northfield Street, Greenwich CT 06830.

Item 2	(c).	Citizenship:

Breeden Capital Management LLC and Breeden Capital Partners LLC are both Delaware limited liability companies. Richard C. Breeden is a citizen of the United States of America.

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.01 par value (the “Common Stock”)

Item 2	(e).	CUSIP Number:

233326107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership.

(a) and (b) As of December 31, 2008, the shares of Common Stock described herein were held by Breeden Partners (California) L.P., Breeden Partners (California) II L.P. and Breeden Partners L.P. (each a “Fund”, collectively the “Funds”). Breeden Capital Management LLC is the investment advisor (the “Advisor”) to the Funds. Breeden Capital Partners LLC is the general partner (the “General Partner”) to the Funds. Mr. Breeden is managing member of the Advisor and the General Partner. Although the Advisor, the General Partner and Mr. Breeden may each be deemed beneficial owners of the shares of Common Stock held by the Funds pursuant to Rule 13d-3 under the Act, none of the above own such shares directly. Each of the Advisor, the General Partner and Mr. Breeden disclaim beneficial ownership of the shares of Common Stock for all other purposes. The Funds each disclaim beneficial ownership of the shares of Common Stock held directly by the other Funds.

Subject to the description above with respect to ownership, the Advisor, the General Partner and Mr. Breeden hold 2,543,486 shares of Common Stock, or 5.1% of the outstanding shares of Common Stock, as of December 31, 2008. All percentages set forth in this paragraph relating to beneficial ownership of Common Stock are based upon 49,612,777 shares outstanding, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2008.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

2,543,486

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

2,543,486

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

BREEDEN CAPITAL MANAGEMENT LLC

BY:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN CAPITAL PARTNERS LLC

BY:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

RICHARD C. BREEDEN

BY:	/s/ Richard C. Breeden
Richard C. Breeden

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendments thereto) signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 17, 2009

BREEDEN CAPITAL MANAGEMENT LLC

BY:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN CAPITAL PARTNERS LLC

BY:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

RICHARD C. BREEDEN

BY:	/s/ Richard C. Breeden
Richard C. Breeden